

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402**

Mail Stop 3561

August 24, 2010

American Wagering, Inc.
Victor Salerno-Chief Executive Officer
675 Grier Drive
Las Vegas, Nevada 89119

> **Re:** **American Wagering, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2010**
> **Form 10-Q for quarterly period ended April 30, 2010**
> **File Number: 000-20685**

Dear Mr. Salerno:

We have reviewed your response letter dated July 16, 2010 and have the following additional comments. Where indicated, we think you should resvise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspect of our review.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Fiscal Year Ended January 31, 2010

Item 7- Management Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 18

1. Your attention is invited to Item 303 of Regulation S-X and to the "Instructions to paragraph 303 (a)" thereunder. Your discussion should cover the two year period covered by the financial statements. It should address material events and uncertainties during the period that would enhance a reader's understanding of financial condition, changes in financial condition and results of operations. These matters should include, but not be limited to, matters that would have an impact on reported operations and have not had an impact in the past, and matters that have had an impact on reported operations and are not expected to have an impact upon future operations. We have reviewed your responses to our prior comments 1 and 10. Although you state that you did not engage a broker to locate a buyer for Sturgeon's, you did choose to enter into an agreement to sell that Inn and Casino on November 17, 2009. You also state that potential purchaser (777 Gaming, Inc.) instructed the title company to cancel escrow stating that it could not obtain requisite funding to complete the transaction and resulting in a failed transaction. These are significant events which should be addressed in your MD&A. Please expand your discussion accordingly. Describe the events and circumstances that caused you to agree to sell Sturgeons if you were not previously seeking a buyer for the property. Describe the events and circumstances that caused the failed transaction and explain your current intentions with respect to the property. Specifically state whether you are actively seeking a buyer and, if you are not, please indicate the extent to which you intend to consider any future offers on the property. Your disclosures should include, but not be limited to, information comparable to that furnished to the staff in your response letter.

2. As a related matter, please refer to Exhibit 10.25 to your Form 10-K. We continue to have concerns regarding your reference to "the Company's continuing efforts to sell Sturgeon's Inn & Casino" in an agreement dated December 22, 2009. Please explain how this statement is consistent with your response and with page 18 of your Form 10-K on which you state that your primary operating strategy is to focus on your core businesses including the operation of Sturgeons. In addition, it appears that that the agreement with Alpine contemplates the possibility of a "Transaction" and/or the transfer of a significant portion of your business or assets being transferred to a third party. If you are considering the sale of Sturgeons, but the property does not meet the classification of "held for sale," this information would be useful to investors and should be provided. Finally, please explain and clarify your remark that the asset was (and is) not

being "actively marketed at a price that is reasonable in relation to its fair value." If Sturgeons was not being actively marketed, please tell us how 777 Gaming, Inc. decided to make an offer on the property and how the $2.2 million offering price was determined? We assume, from your statement, that you considered the offering price to be in excess of the fair value of the property. Please explain, supplementally and in detail.

3. Please tell us whether 777 Gaming, Inc has ever indicated the reasons for not being able to obtain the requisite financing.

Liquidity and Capital Resources, page 19

4. You indicate that, because none of the insurance brokers were able to find any surety companies who offered terms that were less that 90% cash collateralized, you were not able to secure a replacement bond. In this regard, please clarify whether such terms were specific to your circumstances. Please also tell us whether your previous arrangement with Fidelity offered such terms.

5. You also indicate that, if pledged certificates are not renewed, you will replace them with or a portion thereof with cash and have your independent insurance brokers rebid the surety bond as terms appear more attractive than were available last year. In this regard, if terms are more attractive than the previous year, please tell us why you have not secured a replacement bond to date. In addition, it appears that your liquidity and capital resources disclosures should be enhanced with a discussion of the effect that the expiration of such pledged certificates will have on your operations, including the amount of cash required to replace such certificates.

6. You indicate that reserves impacted and continue to impact your liquidity. In addition, not meeting your reserve requirements will have a material negative effect on your business. As such, due to the material impact that the reserves required by the Nevada Gaming Commission Regulation 22.040 have on your business and related cash flows, we continue to believe that you should provide a table, for each of the fiscal years presented, which indicates the historical reserves required upon the commencement of football season, or any other events that impact your reserve. In addition, due to the liquidity issues you currently face and in order to provide investors with a better understanding of your liquidity needs, it appears that you should revise your disclosures to include a range of expected reserves for the corresponding future periods. For guidance, please refer to Item 303 of Regulation S-K. Please revise your filing accordingly.

Results of Operations, page 24

7. We note your response to our prior comment 9. However, we disagree with your
    conclusions. As such, we reissue our prior comment. We note your discussion
    and analysis of costs of sales is significantly limited. We believe such disclosure
    should be more comprehensive than that currently presented. In particular, while
    you discuss certain factors to which changes are attributable, we believe your
    disclosures could be improved by:
    - use of tables to present dollar and percentage changes in amounts, rather than
      including such information in narrative form;
    - using additional tables to list, and quantify all of the material individual
      factors to which changes in amounts are attributable;
    - refocusing the narrative text portion of the disclosure on analysis of the
      underlying business reasons for the individual factors in the tables above;
    - ensuring that all material factors are quantified and analyzed; and
    - quantifying the effects of changes in both price and volume on revenues and
      expense categories, where appropriate;

    Please expand your narrative to include separate quantification and discussion of the
    significant components of cost of sales as well as a substantive discussion of the
    nature of your major components (e.g. variable of fixed).

Financial Statements

Consolidated Statements of Operations, page 31

8. We note your response to our prior comment 12. However, we are unable to
    agree with your conclusion and reissue our prior comment. Your attention is
    directed to ASC 260-10-45-20 which states that "if there is a loss from continuing
    operations, diluted EPS would be computed in the same manner as basic EPS is
    computed . . ." Please revise your presentation to comply with this guidance.
    Diluted EPS is not "N/A." Your related footnote disclosure (page 38) should also
    be revised.

Notes to the consolidated financial statements

Note 1- Nature of Operations and Summary of Significant Accounting Policies

Systems, page 37

9. We note your response to our prior comments 13 through 15. In this regard,
    please expand your critical accounting policy disclosures, on page 27, to include
    language similar to that provided in your response.

Form 10-Q for April 30, 2010

Consolidated Statements of Operations, page 4

10. As stated above, we have reviewed your response to our prior comment 12 but we continue to believe that diluted EPS disclosure is not "N/A" and that it should be disclosed in the filing. As stated in ASC 260-10-45-2 entities with simple capital structures (only common stock outstanding) shall present basic per share amounts for income from continuing operations (as applicable) and for net income on the face of the income statement. All other entities shall present basic and diluted per-share amounts for income from continuing operations (where applicable) and for net income on the face of the income statement with equal prominence. You do not have a simple capital structure. Therefore, diluted per share information is required. While our citation referred to "a loss from continuing operations" we referenced this measure because companies generally use this line item as a control number. However, if a company has no discontinued operations and uses final net loss as the control number, basic and diluted earnings per share would be the same because the potential common shares are antidilutive. Accordingly, please disclose both basic and diluted earnings per share information on the face of the income statement. We will not object if you wish to utilize a single line item captioned "Basic and Diluted EPS." Please revise your presentations accordingly, here and in the accompanying footnote (Note 2).

Consolidated Statements of Cash Flows, page 5

11. Please describe to us the issuance of common stock for services during the quarter. Specifically, please state the number of shares issued for services, the value per share assigned, and explain how that per share value was determined. Please provide comparable information in a footnote to the financial statements as well.

12. In this regard, we note that issued and outstanding shares have increased by 250,000 during the quarter. If the issued shares above are less than 250,000, please also tell us when, why and to whom the remaining shares were issued and explain how they were valued and accounted for. We also note that common stock and additional paid-in capital have increased $84,256 during the quarter. Please describe to us and quantify any remaining transactions that are not described in your above responses, if applicable. Comparable disclosures should be provided in a footnote to the financial statements as well.

13. If not addressed in your responses to the comments above, please tell us when the 250,000 shares were issued to Alpine Advisors LLP. State the valuation placed upon these shares, explain to us how it was determined and explain how the issuance is to be recognized and accounted for in your financial statements. Comparable information should be provided in your Form 10-Q. Please revise accordingly.

14. The footnotes to your financial statements should disclose material subsequent events and contingencies in accordance with Rule 8-03 (b) (2) of Regulation S-X. Please revise your financial statements to include disclosure regarding the recent loan from Alpine Advisors LLC, the company you hired to perform advisory services in March, 2010. We note certain general related disclosures regarding these matters in MD&A on page 12. We also note the Form 8-K filed for June 11, 2010. However, detailed financial statement disclosures are required in accordance with GAAP and Regulation S-X. Your attention is directed to Rule 8-03 (b) (1) of Regulation S-X in this regard. Specifically, please revise to provide a financial statement footnote to explain your relationship to the lender, clarify that the $195,000 loan was made on June 11, 2010, that it was due on June 17, 2010, and explain how interest will be computed as a result of your inability to repay it at that date. Disclose the fact that, in return for the six day loan, Alpine Advisors LLC received a warrant to acquire up to 600,000 common shares at 22 cents per share which may be exercised through June 11, 2015. Describe to us supplementally, and disclose in the footnote, how the warrant has been valued and accounted for. We may have further comment upon review of your responses and revisions to the filing.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

American Wagering, Inc.
Victor Salerno- Chief Executive Officer
August 24, 2010
Page 7

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Juan Migone at 202-551-3312 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

                                        Sincerely,

                                        David R. Humphrey
                                        Branch Chief